SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)
                               (AMENDMENT NO. 6)*

                            ON TRACK INNOVATIONS LTD.
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                         (Title of Class of Securities)

                                    M8791A109
                                 (CUSIP Number)

                                   Oded Bashan
                             Z.H.R. Industrial Zone
                      P.O. Box 32, Rosh Pina, Israel 12000
                              (011) 972-4-686-8000

                                 With copies to:

   David P. Stone, Esq.                               Howard E. Berkenblit, Esq.
Weil, Gotshal & Manges LLP                                   ZAG/S&W LLP
     767 Fifth Avenue                                   One Post Office Square
    New York, NY 10153                                     Boston, MA 02109
       (212)310-8000                                        (617)548-9127

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. M87991A109             SCHEDULE 13D                  Page 3 of 7 Pages
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--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Oded Bashan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER (1)
                        3,041,512
   NUMBER OF      --------------------------------------------------------------
    SHARES         8    SHARED VOTING POWER
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER (2)
  REPORTING             828,621
    PERSON        --------------------------------------------------------------
     WITH          10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,041,512
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3)
     19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC, IN
--------------------------------------------------------------------------------

     (1) Consists of (i) 828,621 Ordinary Shares (as defined herein) held directly by Mr. Bashan, which includes 15,450 Ordinary Shares held by Mr. Bashan's wife and (ii) 2,212,891 Ordinary Shares to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction (as defined herein), the Offer (as defined herein), the South China Transactions (as defined in Amendment No. 5 to this Schedule 13D), and private placements, and (b) no disposition power.

     (2) Consists of 828,621 Ordinary Shares held directly by Mr. Bashan, which includes 15,450 shares held by Mr. Bashan's wife.

     (3) Percentage of beneficial ownership is based on the total number of outstanding Ordinary Shares, which is 15,251,367.

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CUSIP NO. M87991A109             SCHEDULE 13D                  Page 4 of 7 Pages
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EXPLANATORY NOTE

This Amendment No. 6 (this "Amendment No. 6") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on November 24, 2003, as amended by that certain Amendment No. 1 filed on January 16, 2004, that certain Amendment No. 2 filed on June 18, 2004, that certain Amendment No. 3 filed on September 24, 2004, that certain Amendment No. 4 filed on January 6, 2005, and that certain Amendment No. 5 filed on December 29, 2005, by Oded Bashan. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the Schedule 13D, as amended to date. This Amendment No. 6 relates to the Company's Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 12, 2006, as amended on May 22, 2006, and incorporated herein by reference (the "Offer"), and to the acquisition of 100% of the share capital of InSeal SAS by the Company as described below under Item 4.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

In accordance with the Offer, Mr. Bashan has been granted irrevocable proxies by 67 Holders who accepted the Offer and exercised their Options pursuant to the Alternative Option Exercise Mechanism ("the Participating Holders") to vote in his sole discretion all of the Shares held by such Participating Holders. As of May 30, 2006, the Participating Holders hold 2,843,434 Shares, all of which are subject to the irrevocable proxies. Mr. Bashan holds the voting power with respect to such Shares until the sale or transfer of the Shares to a third party who is not a member of the Holder's immediate family and is not owned or controlled by Holder or a member of Holder's immediate family, as described in the Offer documents.

As of May 12, 2006, Mr. Bashan has been granted irrevocable proxies by the InSeal Shareholders (as defined in Item 4 below), to vote in his sole discretion all of the InSeal Shares (as defined in Item 4 below) held by the InSeal Shareholders. As of May 30, 2006, the InSeal Shareholders hold 243,800 InSeal Shares, all of which are subject to irrevocable proxies.

As of May 30, 2006, Mr. Bashan is the beneficial owner of 3,041,512 Ordinary Shares of the Company, consisting of (i) 828,621 Ordinary Shares held directly by Mr. Bashan, which include 15,450 Ordinary Shares held by Mr. Bashan's wife, and (ii) 2,212,891 Ordinary Shares, to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction (as defined in Item 4 below), the Offer, the South China Transactions and private placements, and (b) no disposition power.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

On April 12, 2006, On Track Innovations Ltd., incorporated in the State of Israel (the "Company") made an Offer to each of the Company's and the Company's subsidiaries' employees, and the Company's directors and office holders (the term "office holder" includes a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer, but for purposes of the Offer excluded "External Directors," as such term is defined in the Israeli Companies Law of 1999) (each a "Holder") who held outstanding options to purchase an aggregate of 4,485,017 ordinary shares nominal value NIS 0.1 per share, of the Company ("Ordinary Shares") (the "Options"), which were issued by the Company pursuant to the terms of the Company's 2001 Share Option Plan or the Company's 1995 Share Option Plan, which was superseded by the 2001 Share Option Plan, as amended to exercise all of his or her outstanding Options into such number of Ordinary Shares based on the Black-Scholes pricing model (the "Alternative Option Exercise Mechanism"). In accordance with the terms of the Offer, each Holder who chose to exercise his or her Options pursuant to the Alternative Option Exercise Mechanism was required to sign an irrevocable proxy pursuant to which the voting rights associated with the shares received by each Holder were granted to the Company's Chairman, Oded Bashan, until the sale or transfer of the Shares to an unaffiliated third party. The Offer terminated at midnight, U.S. Eastern time, on the evening of May 16, 2006.


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CUSIP NO. M87991A109             SCHEDULE 13D                  Page 5 of 7 Pages
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On May 12, 2006, the Company purchased 100% of the share capital of InSeal SAS
(the "InSeal Transaction") for an aggregate of 243,800 Ordinary Shares (the "InSeal Shares") and warrants to acquire 180,000 Ordinary Shares. The Company issued the InSeal Shares to Fabien Franceschini, Philippe Freimy, Gilles Dumortier, Bruno Charrat and Jean-Pierre Enguent (the "InSeal Shareholders") in connection with the InSeal Transaction. Mr. Bashan was granted irrevocable proxies with respect to the InSeal Shares by the InSeal Shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

     (a) Mr. Bashan beneficially owns 3,041,512 Ordinary Shares of the Company, which represent approximately 19.9% of the Company's issued and outstanding Ordinary Shares, consisting of (i) 828,621 Ordinary Shares held directly by Mr. Bashan, which includes 15,450 held by Mr. Bashan's wife, and (ii) 2,212,891 Ordinary Shares, to which Mr. Bashan has (a) voting power pursuant to the irrevocable proxies granted in connection with the InSeal Transaction, the Offer, the South China Transactions and private placements, and (b) no disposition power.

     (b) Mr. Bashan has the sole power to vote 3,041,512 Ordinary Shares, which he beneficially owns. Mr. Bashan has the sole power to dispose of 828,621 Ordinary Shares, and the InSeal Shareholders, the Participating Holders and those who hold Ordinary Shares pursuant to the South China Transaction and private placements have the sole power to dispose of 2,212,891 Ordinary Shares.

     (c) Other than the transactions described above in this Item 6, Mr. Bashan has not engaged in any transactions in the Company's Ordinary Shares during the past sixty (60) days.

     (d) Except for Mr. Bashan, the InSeal Shareholders, the Participating Holders and those who hold Ordinary Shares pursuant to the South China Transaction and private placements, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by the Schedule 13D as amended by this Amendment No. 6.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

Each Holder, pursuant to the terms of the Offer, was required to enter into an irrevocable proxy as a part of the compensatory purpose of the Offer.

Each InSeal Shareholder, pursuant to the terms of the InSeal Transaction, was required to enter into an irrevocable proxy as part of the consideration given to the Company.

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CUSIP NO. M87991A109             SCHEDULE 13D                  Page 6 of 7 Pages
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING INFORMATION:

The following documents are filed as exhibits hereto:

                  Exhibit 1.     Form of Irrevocable Proxy (filed as
                                 Exhibit (a)(1)(D) to the Company's Tender
                                 Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 12, 2006, as amended, and incorporated herein by reference).

                  Exhibit 2.     Form of Irrevocable Proxy - InSeal Transaction.


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CUSIP NO. M87991A109             SCHEDULE 13D                  Page 7 of 7 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2006

                                                     By: /s/ Oded Bashan
                                                     -------------------
                                                     Oded Bashan


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